May 21, 2012

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Dear Mr. Brown,

Per your request, attached are redlines of the Prospectus and Statement of Additional Information marked to show changes made in response to your recent comments. If you have any questions, please call me at 704-806-2387.

Best regards,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm

Law Offices of DT Chisolm, PC